FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

May, 2016

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record N° 0114

Santiago, April 28, 2016

                                                                                                                             Ger. Gen. N°68/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18.045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”), I hereby inform you of the following significant event:

At the Board of Directors’ Meeting held today, the Board of Directors agreed to appoint Mr. Giuseppe Conti as Chairman of the Board of Directors of the Company, Mr. Francesco Giorganni as the Vice Chairman of the Board of Directors and Mr. Ignacio Quiñones as the Secretary of the Board of Directors.

Also, at the aforementioned meeting, the Board of Directors appointed the Directors’ Committee, in accordance to the Chilean Companies Act Law N°18,046 and the Sarbanes - Oxley Act, which is composed of Directors Enrique Cibié Bluth, Jorge Atton Palma and Julio Pellegrini Vial. In accordance with the provisions of Circular N°1956 of the Securities Market Law, it is duly informed that the aforementioned members of the Board of Directors’ Committee are independent.

Additionally, Mr. Enrique Cibié was appointed as the President of the Directors’ Committee and Mr. Ignacio Quiñones was appointed as Secretary of the Directors’ Committee.  The Directors’ Committee has also agreed to appoint Mr. Enrique Cibié B. as the Directors Committee’s Financial Expert.

Sincerely yours,

Valter Moro

Chief Executive Officer

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

c.c.:      Banco Central de Chile (Central Bank of Chile)

             Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgo (Risk Classification Commission)

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: May 2, 2016